May 27, 2009

Albert A. Benchimol
Executive Vice President and Chief Financial Officer
PartnerRe Ltd.
90 Pitts Bay Road
Pembroke, Bermuda HM 08

> **Re:** **PartnerRe Ltd.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed February 27, 2009**
> **File No. 001-14536**

Dear Mr. Benchimol:

We have reviewed your filing and have the following comments. In our comments, we ask you to provide us with information to better understand your disclosure. Where it requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 1- Business

General

We note that Aon and Marsh McLennan individually accounted for 10% or more of gross premiums written. Please clarify whether you have agreements with these parties. To the extent you have agreements with these parties, please describe the material terms of the agreements and file the agreements as exhibits. Alternatively, provide us with an analysis supporting your determination that you are not substantially dependent on these agreements.

Item 5- Market for Registrant's Common Equity, Related Stockholder Matters, and Issuer Purchases of Equity Securities, page 33

Please provide the high and low sale prices for your common stock for each quarter within the last two fiscal years, as required by Item 201(a)(ii) of Regulation S-K. Please also provide a line graph comparing the yearly percentage change in your cumulative total shareholder return, as required by Item 201(e) of Regulation S-K.

Definitive Proxy Statement on Schedule 14A

Certain Relationships and Related Transactions, page 24

We note your statement that there were no related party transactions involving your directors, executive officers, or any of their immediate family members. This statement appears to contradict the information provided in Note 19 to the Financial Statements. Note 8 identifies transactions with Atradius N.V and Delta Lloyd as related party transactions. Please provide all information required by Item 404 of Regulation S-K, including the identity of your board members who hold positions with Altradius and Delta Lloyd, the dollar values involved in each transaction, and any other material information. Additionally, file the agreements with these parties as exhibit.

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Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provide any requested information. Detailed letters greatly facilitate our review. Please file your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

Please contact Scot Foley at (202) 551-3383 or Suzanne Hayes at (202) 551-3675 with any questions. In this regard, please feel free to contact me at (202) 551-3715.

Sincerely,

Jeffrey Riedler,
Assistant Director